Beckstead and Watts, LLP
Certified Public Accountants

2425 W. Horizon Ridge
Henderson, NV 89052
702.257.1984 tel
702.362.0540 fax

May 19, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen/Madams:

We were previously the principal accountants for Too Late Financial Corporation (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2004 and 2003. Effective February 12, 2005, we notified the Company that our firm was resigning as principal accountant. We have read the Company's statements included under Item 4.01 of its Form 8-K dated May 18, 2005, and we agree with such statements, except we can neither confirm or deny that Weaver and Martin were not previously consulted, or that their appointment was approved by the Board of Directors.

Sincerely,

By: /s/ Beckstead and Watts, LLP